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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                                (Rule 14D - 100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                            -------------------------
                                 AMENDMENT NO. 1
                            -------------------------
                          PULASKI FURNITURE CORPORATION
                            (Name of Subject Company)
                            -------------------------
                               Pine Holdings, Inc.
                             Pine Acquisition Corp.
                              Quad-C Partners V, LP
                          Pulaski Furniture Corporation
                              Randolph V. Chrisley
                                 Ira S. Crawford
                                 Jack E. Dawson
                                 James S. Dawson
                                 James H. Kelly
                                 Paul T. Purcell
                                 James W. Stout
                                 John G. Wampler
                             Raymond E. Winters, Jr.
                                 Carl W. Hoffman
                            (Names of Filing Persons)

                                  Common Stock
                         (Title of Class of Securities)

                                    745553107
                      (CUSIP Number of Class of Securities)
                            -------------------------

       Harry H. Warner                     Anthony R. Ignaczak                     John G. Wampler
Pulaski Furniture Corporation              Pine Holdings, Inc.              Pulaski Furniture Corporation
     One Pulaski Square                c/o Quad-C Management, Inc.               One Pulaski Square
      Pulaski, VA 24301                   230 East High Street                    Pulaski, VA 24301
                                        Charlottesville, VA 22902
                                              (804) 979-2070

                                     (Name, Address and Telephone Number of Person Authorized
                                to Receive Notices and Communications on Behalf of Filing Persons)
                                                     -------------------------

                                                             Copy to:
C. Porter Vaughan, III, Esq.              John M. Reiss, Esq.                   William R. Waddell, Esq.
     Hunton & Williams                    Gregory Pryor, Esq.              McGuire, Woods, Battle & Boothe LLP
     Riverfront Plaza                      White & Case LLP                         World Trade Center
    951 East Byrd Street              1155 Avenue of the Americas                      Suite 9000
     Richmond, VA 23219                New York, New York 10036                   101 West Main Street
                                            (212) 819-8200                          Norfolk, VA 23510

( ) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
(x)  third-party tender offer subject to Rule 14d-1.
( )  issuer tender offer subject to Rule 13e-4.
(x)  going-private transaction subject to Rule 13e-3.
( )  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ( )
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

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO"), which relates to the offer by Pine Acquisition, Corp. (the "Purchaser"), a Virginia corporation, a direct wholly owned subsidiary of Pine Holdings, Inc. ("Parent"), a Virginia corporation, to purchase all of the issued and outstanding shares of common stock of Pulaski Furniture Corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of December 15, 1997 and amended as of March 29, 2000, by and between the Company and First Union National Bank, as Rights Agent (such common stock and preferred stock purchase rights are referred herein together as the "Common Stock"), at a price of $22.50 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Item 7. Source and Amount of Funds or Other Consideration.

          Item 7 is hereby amended by deleting the sixth paragraph of the section entitled "SPECIAL FACTORS--Financing of the Offer" of the Offer to Purchase and substituting therefor the following paragraphs:

          "The negotiations for the Credit Facility are nearly completed and the Purchaser expects the Credit Facility to have terms that are not materially different than those set forth in the Commitment Letter.

          While the parties thereto have not yet executed the Credit Facility and the Credit Facility remains subject to further negotiation, a draft of the Credit Facility is filed as an exhibit to amendment no. 1 to the Schedule TO filed with the Commission in connection with the Offer."

Item 12. Exhibits.

          Item 12 is hereby amended and supplemented by adding the following:

Exhibit No.                                                  Description

Exhibit(b)(2)  Draft Credit Agreement among Pulaski  Furniture  Corporation,  as
               Borrower, Pine Holdings, Inc., as Guarantor, various lending institutions and Bankers Trust Company, as Agent, Lead Arranger and Book Manager.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2000                    PINE HOLDINGS, INC.

                                       By: /s/  Anthony R. Ignaczak
                                          --------------------------------------
                                          Name:   Anthony R. Ignaczak
                                          Title:  President


Dated:  May 2, 2000                    PINE ACQUISITION, CORP.

                                       By: /s/  Anthony R. Ignaczak
                                          --------------------------------------
                                          Name:   Anthony R. Ignaczak
                                          Title:  President


Dated:  May 2, 2000                    QUAD-C PARTNERS V, LP
                                       By Quad-C Advisors V, L.L.C., its General
                                          Partner
                                       By: /s/  Anthony R. Ignaczak
                                          --------------------------------------
                                          Name:   Anthony R. Ignaczak
                                          Title:  Vice President


Dated:  May 2, 2000                    PULASKI FURNITURE CORPORATION
                                       By: /s/ Harry H. Warner
                                          --------------------------------------
                                          Name:   Harry H. Warner
                                          Title:  Chairman of the Board


Dated:  May 2, 2000                    /s/ Randolph V. Chrisley
                                       -----------------------------------------
                                       RANDOLPH V. CHRISLEY


Dated:  May 2, 2000                    /s/ Ira S. Crawford
                                       -----------------------------------------
                                       IRA S. CRAWFORD


Dated:  May 2, 2000                    /s/ Jack E. Dawson
                                       -----------------------------------------
                                       JACK E. DAWSON


Dated:  May 2, 2000                    /s/ James S. Dawson
                                       -----------------------------------------
                                       JAMES S. DAWSON


Dated:  May 2, 2000                    /s/ James H. Kelley
                                       -----------------------------------------
                                       JAMES H. KELLY


Dated:  May 2, 2000                    /s/ Paul T. Purcell
                                       -----------------------------------------
                                       PAUL T. PURCELL


Dated:  May 2, 2000                    /s/ James W. Stout
                                       -----------------------------------------
                                       JAMES W. STOUT


Dated:  May 2, 2000                    /s/ John G. Wampler
                                       -----------------------------------------
                                       JOHN G. WAMPLER


Dated:  May 2, 2000                    /s/ Raymond E. Winters, Jr.
                                       -----------------------------------------
                                       RAYMOND E. WINTERS, JR.


Dated:  May 2, 2000                    /s/ Carl W. Hoffman
                                       -----------------------------------------
                                       CARL W. HOFFMAN